

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

<u>Via E-mail</u>
Mark Radom
Chief Carbon Officer and Counsel
Blue Sphere Corp.
35 Asuta Street
Even Yehuda, Israel 40500

> **Re: Blue Sphere Corp.**
> **Form 10-K**
> **Filed December 28, 2010**
> **File No. 333-147716**

Dear Mr. Radom:

     We have completed our review of your filing and do not have any further comments at this time.

                     Sincerely,

                     /s/ Mark P. Shuman

                     Mark P. Shuman
                     Branch Chief – Legal